UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Progressive Gaming International Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74332S102

(CUSIP Number)

September 19, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC     Page 1 of 8

CUSIP No. 74332S102

1.     Names of Reporting Persons.

Daniel P. Wimsatt

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)     ___X__

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 750,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 750,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     750,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ________

11.     Percent of Class Represented by Amount in Row (9)     9.5%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 74332S102

1.     Names of Reporting Persons.

aAd Capital LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)     ___X__

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 750,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 750,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     750,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ________

11.     Percent of Class Represented by Amount in Row (9)     9.5%

12.     Type of Reporting Person (See Instructions)     OO, HC

CUSIP No. 74332S102

1.     Names of Reporting Persons.

aAd Capital Management L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)     ___X__

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 750,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 750,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     750,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ________

11.     Percent of Class Represented by Amount in Row (9)     9.5%

12.     Type of Reporting Person (See Instructions)     PN, IA

CUSIP No. 74332S102

1.     Names of Reporting Persons.

aAd Partners L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)     ___X__

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 526,609
7. Sole Dispositive Power 0
8. Shared Dispositive Power 526,609

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     526,609

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ________

11.     Percent of Class Represented by Amount in Row (9)     6.7%

12.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 74332S102

Item 1.

(a)     Name of Issuer

Progressive Gaming International Corporation

(b)     Address of Issuer's Principal Executive Offices

920 Pilot Road, Las Vegas, NV 89119

Item 2.

(a)     The names of the persons filing this statement are:

Daniel P. Wimsatt

         aAd Capital LLC

         aAd Capital Management L.P. ("aAd")

         aAd Partners L.P. ("aAd Partners")

          collectively, the "Filers."

(b)     The principal business office of the Filers is located at:

420 Stevens Avenue, Suite 210, Solana Beach, CA 92075

(c)     For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)     This statement relates to shares of Common Stock of the Issuer (the "Stock").

(e)     The CUSIP number of the Issuer is: 74332S102

CUSIP No. 74332S102

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [X]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to aAd Capital Management L.P.).

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [X]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Mr. Wimsatt and aAd Capital LLC).

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

aAd is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. aAd Capital LLC is the general partner of aAd. Mr. Wimsatt is the manager of aAd Capital LLC. No single client account, other than aAd Partners, holds more than five percent of the outstanding Stock.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.     Identification and Classification of Members of the Group

The Filers are filing this Schedule 13G jointly, but not as a group, and each of them expressly disclaims membership in a group within the meaning of rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. Each of the Filers disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of aAd Partners should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification of Mr. Wimsatt, aAd Capital LLC and aAd

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Certification of aAd Partners

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 24, 2008

aAd Capital LLC By: Daniel P. Wimsatt, Manager	aAd Capital Management L.P. By: aAd Capital LLC, General Partner By: Daniel P. Wimsatt, Manager
Daniel P. Wimsatt	aAd Partners L.P. By: aAd Capital Management L.P., General Partner By: aAd Capital LLC, General Partner By: Daniel P. Wimsatt, Manager

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint aAd Capital Management L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:     July 24, 2008

aAd Capital LLC By: /s/ Daniel P. Wimsatt, Manager	aAd Capital Management L.P. By: aAd Capital LLC, General Partner By: /s/ Daniel P. Wimsatt, Manager
/s/ Daniel P. Wimsatt	aAd Partners L.P. By: aAd Capital Management L.P., General Partner By: aAd Capital LLC, General Partner By: /s/ Daniel P. Wimsatt, Manager

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